EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Thousands)

	Nine Months Ended September 30,			Year Ended December 31,
	Proforma 2004 (a)	2004	2003	Proforma 2003 (a)	2003	2002	2001	2000	1999
Net Income	$(22,515)	$(18,687)	$47,371	$31,700	$59,411	$26,237	$53,171	$28,749	$19,105
Cumulative effect of accounting change	—	—	(12,324)	—	(12,324)	—	1,522	—	—
Provision for Income taxes	(12,942)	(10,764)	26,834	22,674	33,452	16,732	34,388	16,765	5,332
Fixed charges (see below)	42,065	32,224	19,544	73,038	27,618	21,994	20,707	19,806	18,588
Interest capitalized	(9,051)	(4,872)	(2,021)	(13,695)	(3,232)	(2,387)	(3,145)	(3,818)	(3,592)

Total adjusted earnings available for payment of fixed charges	$(2,443)	$(2,099)	$79,404	$113,717	$104,925	$62,576	$106,643	$61,502	$39,433

Fixed Charges
Interest expense	$31,568	$26,506	$17,130	$57,096	$23,778	$19,377	$17,411	$15,885	$14,912
Interest capitalized	9,051	4,872	2,021	13,695	3,232	2,387	3,145	3,818	3,592
Rental expense representative of interest factor	1,446	846	393	2,247	608	230	151	103	84

Total fixed charges	$42,065	$32,224	$19,544	$73,038	$27,618	$21,994	$20,707	$19,806	$18,588

Ratio of earnings to fixed charges	(b)	(c)	4.1	1.6	3.8	2.8	5.2	3.1	2.1

(a)	Adjusted to give effect to (1) the acquisition of Nuevo Energy Company effective May 14, 2004; (2) the sale of $250.0 million Series A notes and the application of the net proceeds thereof and borrowings under our credit facility including for the termination of Nuevo’s credit facility and certain other recapitalization transactions; (3) the acquisition of 3TEC Energy Corporation which was completed on June 4, 2003; (4) the issuance of $75.0 million of 8 3/4% notes on May 30, 2003; and (5) the sale of Nuevo’s operations in The Republic of Congo, which was completed on July 30, 2004.

(b)	Total fixed charges exceed total adjusted earnings available for payment of fixed charges by $44.5 million. Total adjusted earnings available for payment of fixed charges includes a $122.1 million noncash loss on derivatives that do not qualify for hedge accounting. Excluding this noncash loss the ratio of earnings to fixed charges would be 2.8 to 1.0.

(c)	Total fixed charges exceed total adjusted earnings available for payment of fixed charges by $34.3 million. Total adjusted earnings available for payment of fixed charges includes a $109.5 million noncash loss on derivatives that do not qualify for hedge accounting. Excluding this noncash loss the ratio of earnings to fixed charges would be 3.3 to 1.0.